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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    REPORT ON FORM 6-K DATED AUGUST 22, 2007

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date:  August 22, 2007
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                             Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations               KCSA Worldwide
+972-3-516-7620                            212-896-1249/212-896-1236
roni@km-ir.co.il                           jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS SECOND QUARTER 2007 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, AUGUST 22, 2007 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the second quarter ended June 30, 2007.

     For the quarter ended June 30, 2007, revenues increased by 19.8% to $29.6 million, compared to $24.7 million for the second quarter of 2006. Gross profit for the quarter increased by 13.8% to $15.6 million, or 52.8% of revenues, compared to gross profits of $13.7 million, or 55.6% of revenues for the same period last year.

     For the quarter ended June 30, 2007, operating income increased by 33.5% to
$2.7 million, or 9.1% of revenues, compared to operating income of $2.0 million, or 8.2% of revenues for the same period last year. Net income for the quarter increased by 20.8% to $2.0 million, or $0.12 per diluted share, compared to net income of $1.7 million for the comparable period in 2006.

     Excluding the effects of non-cash stock-based compensation expenses, operating income was $2.8 million, or 9.6% of revenues, compared to operating income of $2.4 million, or 9.9% of revenues, for the same period of 2006.

     Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $2.2 million, or $0.13 per diluted share, an increase of 4.1% from net income of $2.1 million for the comparable period in 2006.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of June 30, 2007, the Company had cash and cash equivalents, including short-term investments of $39.6 million.

     Commenting on the results, Giora Ben-Ze'ev, Chief Executive Officer of
Shamir, said, "During the second quarter Shamir delivered steady results across all of our businesses, which have been performing within their respective budgets."

     Mr. Ben-Ze'ev continued, "We made progress in advancing our distribution network by purchasing the remaining 50% of our Israeli marketing company from our partner in August, and the remaining 10% in Shamir Insight from our partner in July. Following these two purchases we are now the sole owner of these operations. In addition, we re-branded our Israeli marketing operation under the name Shamir Israel Optical Marketing Ltd. to capitalize on the growing worldwide recognition of the Shamir brand."

SHAMIR / PAGE 2

     Mr. Ben-Ze'ev concluded, "In terms of our overall strategy, we continue to invest for long-term growth, while monitoring the operational expenses. We believe that our overall performance both for the quarter and the entire first half will position us to achieve these goals. Based on our results through the first six month of 2007, we are increasing our top-line growth forecast for the fiscal year ending on December 31, 2007, from the previously provided range of
10%-18% revenue growth, to 12%-20%."

CONFERENCE CALL:

     Shamir has scheduled a conference call for 9:00 a.m. today to discuss first quarter results. To participate in the call, please dial 888-694-4676 (U.S. and
Canada) or 973-582-2737 (International). The conference ID for this event is
9071331. For those unable to participate there will be replay available from
12:00 p.m. EDT on August 22, 2007 through 11:59 p.m. EDT, August 29, 2007.
Please call: 1-877-519-4471 (U.S. and Canada) 1-973-341-3080 (International).
The ID code for the replay is 9071331.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses, reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM),
Shamir Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on
Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

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SHAMIR / PAGE 4

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   As of         As of
                                                                December 31,    June 30,
                                                                 --------       --------
                                                                   2006           2007
                                                                 --------       --------
                                                                               (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                        $ 23,205       $ 21,318
Short-term investment                                              16,911         18,234
Trade receivables (1)                                              23,903         31,440
Other receivables and prepaid expenses                              6,579          7,877
Inventory                                                          27,898         25,035
                                                                 --------       --------
   TOTAL CURRENT ASSETS                                            98,496        103,904

LONG-TERM INVESTMENTS:
Severance pay fund                                                  2,542          2,888
Loan to a related party                                             1,297             71
Loan to others                                                        240              -
Investments in affiliates                                           3,513          4,336
                                                                 --------       --------
   TOTAL LONG-TERM INVESTMENTS                                      7,592          7,295

PROPERTY, PLANT AND EQUIPMENT, NET                                 28,368         33,118
OTHER ASSETS                                                        5,362          5,702
GOODWILL                                                            7,178          7,218
                                                                 --------       --------
   TOTAL ASSETS                                                  $146,996       $157,237
                                                                 ========       ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                 $ 13,654       $ 14,933
Current maturities of long-term loans                               4,428          5,508
Trade payables                                                      8,930         12,041
Dividend payable                                                        -          4,000
Accrued expenses and other liabilities                             11,544         11,416
                                                                 --------       --------
   TOTAL CURRENT LIABILITIES                                       38,556         47,898

LONG-TERM LIABILITIES:
Long-term loans                                                    17,995         18,317
Capital leases                                                      4,304          4,074
Accrued severance pay                                               2,828          3,167
Other long-term liabilities                                             -            480
Deferred income taxes                                               1,287          1,183
                                                                 --------       --------
   TOTAL LONG-TERM LIABILITIES                                     26,414         27,221

MINORITY INTERESTS                                                  2,223          1,718
                                                                 --------       --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2006 and
June 30, 2007; Issued and outstanding: 16,256,514 shares
at December 31, 2006 and June 30, 2007                                 37             37
Additional paid-in capital                                         65,599         66,092
Accumulated other comprehensive income                                958          1,061
Retained earnings                                                  13,209         13,210
                                                                 --------       --------
   TOTAL SHAREHOLDERS' EQUITY                                      79,803         80,400
                                                                 --------       --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $146,996       $157,237
                                                                 ========       ========

(1)  Net of allowance for doubtful accounts of $ 1,053 and $ 1,362 as of
     December 31, 2006 and June 30, 2007, respectively.

SHAMIR / PAGE 5

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                        Three Months Ended June 30,       Six Months Ended June 30,
                                          ------------------------        ------------------------
                                            2006            2007            2006           2007
                                          --------        --------        --------        --------
                                         (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)

Revenues, net                             $ 24,661        $ 29,551        $ 47,773        $ 58,889
Cost of revenues                            10,953          13,948          20,780          27,875
                                          --------        --------        --------        --------
Gross profit                                13,708          15,603          26,993          31,014

Operating Expenses:
     Research and development costs            600             632           1,141           1,262
     Selling and marketing expenses          8,521           9,200          16,293          17,508
     General and administrative expenses     2,570           3,078           5,147           6,210
                                          --------        --------        --------        --------
Total operating expenses                    11,691          12,910          22,581          24,980
                                          --------        --------        --------        --------
Operating income                             2,017           2,693           4,412           6,034

Financial expenses and other, net              268             100             277             158
                                          --------        --------        --------        --------
Income before taxes on income                1,749           2,593           4,135           5,876
Taxes on income                                668           1,043           1,653           2,075
                                          --------        --------        --------        --------
Income after taxes on income                 1,081           1,550           2,482           3,801

Equity in losses (earnings) of
affiliates, net                                 67             (26)             79               3
Minority interest in losses of
subsidiaries                                  (658)           (444)         (1,343)           (532)
                                          --------        --------        --------        --------
Net income                                $  1,672        $  2,020        $  3,746        $  4,330
                                          ========        ========        ========        ========

Net earnings per share:
     Basic                                $   0.10        $   0.12        $   0.23        $   0.27
                                          ========        ========        ========        ========
     Diluted                              $   0.10        $   0.12        $   0.23        $   0.26
                                          ========        ========        ========        ========

Number of shares:
     Basic                                  16,257          16,257          16,257          16,257
     Dilutive                               16,549          16,548          16,552          16,545

SHAMIR / PAGE 6

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                        Three Months Ended June 30,     Six Months Ended June 30,
                                         ------------------------        ------------------------
                                           2006            2007            2006            2007
                                         --------        --------        --------        --------
                                        (Unaudited)     (Unaudited)    (Unaudited)      (Unaudited)

Operating income                         $  2,017        $  2,693        $  4,412        $  6,034

Non-GAAP adjustment:
     Stock based compensation                (419)           (157)           (712)           (493)
                                         --------        --------        --------        --------
Non-GAAP operating income                $  2,436        $  2,850        $  5,124        $  6,527
                                         ========        ========        ========        ========

Net income                               $  1,672        $  2,020        $  3,746        $  4,330

Non-GAAP adjustment:
     Stock based compensation, net           (419)           (157)           (712)           (493)
                                         --------        --------        --------        --------
Non-GAAP net income                      $  2,091        $  2,177        $  4,458        $  4,823
                                         ========        ========        ========        ========

Non-GAAP net earnings per share :
     Basic                               $   0.13        $   0.13        $   0.27        $   0.30
                                         ========        ========        ========        ========
     Diluted                             $   0.13        $   0.13        $   0.27        $   0.29
                                         ========        ========        ========        ========

Number of shares:
     Basic                                 16,257          16,257          16,257          16,257
     Dilutive                              16,549          16,548          16,552          16,545